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                                  SCHEDULE 13D
                                 (Rule 13d-101)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                    Under the Securities Exchange Act of 1934
                               (Amendment No.1)*


                               Elbit Systems Ltd.
                                (Name of Issuer)

                  Ordinary Shares, NIS 1.0 par value per share
                         (Title of Class of Securities)

                                    M3760D101
                                 (CUSIP Number)

                                     Tal Raz
                   Vice- President and Chief Financial Officer
                        Elron Electronic Industries Ltd.
  The Triangle Building, 42nd Floor, 3 Azrieli Center, Tel Aviv 67023, Israel
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               November 26, 2002
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 'SS''SS'240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 'SS'240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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
-------------------------------------                          --------------------------------------
           CUSIP NO. M3760D101                   13D                    Page ___ of ___ Pages
-------------------------------------                          --------------------------------------

-----------------------------------------------------------------------------------------------------
   1. Names of Reporting Persons / I.R.S. Identification Nos. of above persons (entities only)
      Elron Electronic Industries Ltd. / N/A
-----------------------------------------------------------------------------------------------------
   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)

      (b)
-----------------------------------------------------------------------------------------------------
   3. SEC Use only
-----------------------------------------------------------------------------------------------------
   4. Source of funds (See Instructions) N/A
-----------------------------------------------------------------------------------------------------
   5. Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
-----------------------------------------------------------------------------------------------------
   6. Citizenship or Place of Organization       Israel
-----------------------------------------------------------------------------------------------------
Number of Shares    7. Sole Voting Power       7,815,448
Beneficially       ----------------------------------------------------------------------------------
Owned by Each       8. Shared Voting Power         0
Reporting Person   ----------------------------------------------------------------------------------
With:               9. Sole Dispositive Power  7,815,448
-----------------------------------------------------------------------------------------------------
                    10. Shared Dispositive Power 0
-----------------------------------------------------------------------------------------------------
   11. Aggregate Amount Beneficially Owned by Each Reporting Person                7,815,448
-----------------------------------------------------------------------------------------------------
   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------------------------------------------------
   13. Percent of Class Represented by Amount in Row (11)           Approximately 20.0%
-----------------------------------------------------------------------------------------------------
   14. Type of Reporting Person (See Instructions) CO
-----------------------------------------------------------------------------------------------------

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                                Explanatory Note

         Elron Electronic Industries Ltd., a corporation organized and existing under the laws of the State of Israel ("Elron"), previously filed a Schedule 13D on March 12, 1997 (the "March 1997 Filing") with respect to Elbit Systems Ltd., a corporation organized and existing under the laws of the State of Israel (the
"Company"). On June 5, 2000, Elron jointly filed a Schedule 13D with Michael
Federmann, for and on behalf of himself, Yekutiel Federmann, Federmann
Enterprises Ltd., Heris Finanz Aktiengesellschaft, Beit Federmann Ltd., Beit
Bella Ltd. and Beit Yekutiel Ltd. (the "July 2000 Filing"), which superceded and replaced the March 1997 Filing. This Schedule 13D amends, supercedes and replaces information on the July 2000 Filing only with respect to Elron. All other information not related to Elron on the July 2000 Filing remains unchanged and as set forth on the July 2000 Filing.

         The July 2000 Filing is supplementally amended as set forth herein.


Item 2.           Identity and Background

                  Item 2 of the July 2000 Filing is hereby amended by deleting the fifth paragraph thereof and adding the following in its place:

                  Elron is a corporation existing under the laws of the State of Israel with its principal executive offices located at The Triangle Building, 42nd Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. Elron is a multinational high technology holding company. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of advanced defense electronics, communications, software, information technology, medical devices, semiconductors and amorphous metals.

Item 5.           Interest in the Securities of the Issuer

                  Item 5(a) of the July 2000 Filing is hereby amended to add the following:

                  (a) The responses of Elron to Rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of November 26, 2002, Elron beneficially owned an aggregate of 7,815,448 Ordinary
Shares, representing approximately 20.0% of the outstanding Ordinary Shares of the Company (the outstanding number of Ordinary Shares, 38,944,186, being based on the Ordinary Shares outstanding as of the close of business on November 15, 2002, as reported in the Company's Form 6-K dated December 2, 2002.

                  Except as disclosed in this Item 5(a), none of the Reporting
Persons, nor, to the best of their knowledge, any of their directors or executive officers, beneficially owns any Ordinary Shares of the Company.

                  Item 5(b) of the July 2000 Filing is hereby amended to add the following:

                  (b) Elron has sole power to vote and dispose of the shares beneficially owned by it.

                  The responses of the Reporting Persons to (i) Rows (7) through
(10) of the cover pages of this statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

                  Except as disclosed in this Item 5(b), none of the Reporting
Persons, nor, to the best of their knowledge, any of their directors or executive officers, presently has the power to vote or to



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direct the vote or to dispose or direct the disposition of any of the Ordinary
Shares which they may be deemed to beneficially own.

                  Item 5(c) of the July 2000 Filing is hereby amended to add the following:

                  (c) On November 26, 2002 Elron sold 380,000 shares of Elbit
Systems Ltd. for approximately $5.9 million. Prior to the sale Elron held approximately 21.0% of Elbit Systems' share capital, which holdings were reduced to approximately 20.0% following the sale.




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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 2 , 2003
                                   Elron Electronic Industries Ltd.



                                   By:  /s/ Tal Raz
                                        ---------------------------------------
                                   Vice-President and Chief Financial Officer



                         STATEMENT OF DIFFERENCES

The section symbol shall be expressed as..................................'SS'